UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 7, 2018, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
Financial Highlights
(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)
(Unaudited)

	2017	2016	2015
	$	$	$
Operations
Revenue	898.1	808.8	781.9
Gross margin (1)	22.4%	23.7%	21.5%
Net earnings attributable to Company shareholders (2)	64.2	51.1	56.7
Adjusted EBITDA (3)(4)	129.6	122.0	104.0
Cash flows from operating activities	92.1	108.1	102.3
Free cash flows (3)	6.8	58.2	68.0
Capital expenditures (5)	85.3	50.0	34.3
Effective Tax Rate (6)	16.9%	27.7%	16.2%
Per Common Share
IPG Net Earnings - diluted	1.08	0.85	0.93
Dividend paid per share (7)	0.56	0.53	0.50

	2017	2016	2015
	$	$	$
Financial Position
Working capital (8)	135.3	130.6	130.5
Total assets	715.9	580.6	487.3
Net debt (9)	270.4	158.9	135.2
Total equity attributable to Company shareholders	248.1	236.5	216.7
Cash and loan availability (10)	186.6	158.2	182.3
Selected Ratios
Current Ratio (11)	1.94	2.17	2.45
Leverage Ratio (3) (12)	2.09	1.30	1.30
Return on equity (13)	26.5%	22.6%	25.5%
Stock Information
Weighted average shares outstanding - diluted (14)	59,588	60,369	61,111
Shares outstanding as of December 31 (14)	58,800	59,060	58,668
The Toronto Stock Exchange (CDN$)
Share price as of December 31	21.49	25.18	18.69
High: 52 weeks	25.41	25.74	20.51
Low: 52 weeks	17.49	15.46	13.67

(1)	Gross profit divided by revenue.

(2)	Net earnings attributable to Company shareholders ("IPG Net Earnings").

(3)
These are non-GAAP financial measures defined below and accompanied by a reconciliation to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures."

(4)
As of September 30, 2017, the Company has modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts presented have been conformed to the current definition of adjusted EBITDA.

(5)	Purchases of property, plant and equipment.

(6)	Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.

(7)	Dividends paid divided by weighted average basic shares outstanding.

(8)	Current assets less current liabilities.

(9)	Borrowings, current and non-current, less cash.

(10)	Refer to the section below entitled "Liquidity and Borrowings".

(11)	Current assets divided by current liabilities.

(12)	Net debt, divided by adjusted EBITDA.

(13)	IPG Net Earnings divided by average total equity attributable to Company shareholders.

(14)	In thousands.
2017 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	25.06	21.38	23.38	179,047
Q2	24.97	22.88	24.69	108,797
Q3	25.41	17.97	18.20	232,310
Q4	22.01	17.49	21.49	227,003

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Revenue	207,120	190,816	189,009	210,158	201,517	196,586
Cost of sales	157,980	149,720	151,994	162,783	149,715	154,178
Gross profit	49,140	41,096	37,015	47,375	51,802	42,408
Gross margin	23.7%	21.5%	19.6%	22.5%	25.7%	21.6%
Selling, general and administrative expenses	25,974	23,384	18,127	28,717	26,282	22,253
Research expenses	2,978	2,542	2,066	2,643	2,734	2,141
	28,952	25,926	20,193	31,360	29,016	24,394
Operating profit before manufacturing facility closures, restructuring and other related charges	20,188	15,170	16,822	16,015	22,786	18,014
Manufacturing facility closures, restructuring and other related charges	267	1,733	660	410	2,090	142
Operating profit	19,921	13,437	16,162	15,605	20,696	17,872
Finance costs (income)
Interest	1,148	982	616	1,283	1,022	982
Other expense (income), net	428	(91)	(641)	274	411	395
	1,576	891	(25)	1,557	1,433	1,377
Earnings before income tax expense	18,345	12,546	16,187	14,048	19,263	16,495
Income tax expense
Current	2,693	2,076	1,063	2,753	3,197	1,249
Deferred	2,219	940	3,346	1,222	2,408	3,498
	4,912	3,016	4,409	3,975	5,605	4,747
Net earnings	13,433	9,530	11,778	10,073	13,658	11,748
IPG Net Earnings	13,462	9,530	11,778	10,199	13,658	11,748
Non-controlling interest	(29)	—	—	(126)	—	—
	13,433	9,530	11,778	10,073	13,658	11,748
IPG Net Earnings per share
Basic	0.23	0.16	0.19	0.17	0.23	0.20
Diluted	0.22	0.16	0.19	0.17	0.22	0.19
Weighted average number of common shares outstanding
Basic	59,134,017	58,655,667	60,471,031	59,153,920	58,657,691	59,727,825
Diluted	60,202,147	60,035,667	62,198,126	59,557,443	60,834,393	61,739,717

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Revenue	243,444	206,559	200,635	237,404	209,909	195,677
Cost of sales	192,575	161,705	157,838	183,381	156,174	149,885
Gross profit	50,869	44,854	42,797	54,023	53,735	45,792
Gross margin	20.9%	21.7%	21.3%	22.8%	25.6%	23.4%
Selling, general and administrative expenses	18,776	27,338	17,927	34,125	25,576	25,765
Research expenses	3,091	2,287	2,499	2,889	3,227	2,753
	21,867	29,625	20,426	37,014	28,803	28,518
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	29,002	15,229	22,371	17,009	24,932	17,274
Manufacturing facility closures, restructuring and other related charges (recoveries)	216	6,329	181	466	(7,744)	2,683
Operating profit	28,786	8,900	22,190	16,543	32,676	14,591
Finance costs (income)
Interest	2,290	1,158	919	2,525	1,236	1,036
Other expense (income), net	593	270	(651)	(4,693)	15	504
	2,883	1,428	268	(2,168)	1,251	1,540
Earnings before income tax expense (benefit)	25,903	7,472	21,922	18,711	31,425	13,051
Income tax expense (benefit)
Current	2,253	30	3,281	(1,064)	3,454	2,592
Deferred	4,378	1,192	2,987	(1,405)	6,272	(7,033)
	6,631	1,222	6,268	(2,469)	9,726	(4,441)
Net earnings	19,272	6,250	15,654	21,180	21,699	17,492
IPG Net Earnings	19,244	6,250	15,654	21,319	21,682	17,492
Non-controlling interests	28	—	—	(139)	17	—
	19,272	6,250	15,654	21,180	21,699	17,492
IPG Net Earnings per share
Basic	0.33	0.11	0.26	0.36	0.37	0.30
Diluted	0.32	0.10	0.26	0.36	0.36	0.29
Weighted average number of common shares outstanding
Basic	59,171,255	58,696,647	59,785,871	58,831,518	58,899,366	58,802,897
Diluted	59,527,823	60,870,914	60,879,777	59,154,509	60,746,886	60,316,201

Overview
The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; stencil products; shrink film; stretch wrap; lumberwrap, structure fabrics and geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.
The Company reported an 11.0% increase in revenue for the year ended December 31, 2017 as compared to the year ended December 31, 2016 and a 13.1% increase in revenue for the fourth quarter of 2017 as compared to the fourth quarter of 2016. The increase in revenue for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to additional revenue from the Cantech Acquisition and Powerband Acquisition ("Acquisitions") (1) and an increase in average selling price, including the impact of product mix. The increase in revenue for the fourth quarter of 2017 compared to the fourth quarter of 2016 was primarily due to additional revenue from the Cantech Acquisition, an increase in average selling price, including the impact of product mix, and an increase in sales volume.
Gross margin decreased to 22.4% in the year ended December 31, 2017 as compared to 23.7% in 2016. Gross margin decreased primarily due to a reduction in the insurance proceeds related to the South Carolina Flood ("Insurance Proceeds") (2), certain production inefficiencies in 2017 occurring mainly in older facilities and stronger manufacturing capacity utilization in 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.
Gross margin decreased to 22.8% in the fourth quarter of 2017 compared to 25.6% in the fourth quarter of 2016 primarily due to the non-recurrence of Insurance Proceeds and certain manufacturing production inefficiencies in 2017 occurring mainly in older facilities. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.
Net earnings attributable to Company shareholders ("IPG Net Earnings") for the year ended December 31, 2017 increased to $64.2 million ($1.09 basic IPG Net Earnings per share and $1.08 diluted IPG Net Earnings per share) from $51.1 million ($0.87 basic IPG Net Earnings per share and $0.85 diluted IPG Net Earnings per share) for the year ended December 31, 2016. The increase was primarily due to an increase in gross profit and a decrease in income tax expense resulting mainly from a favourable adjustment related to US tax reform legislation, partially offset by an increase in selling, general and administrative expenses ("SG&A"). The increase in SG&A was mainly due to additional SG&A resulting from the Acquisitions and an increase in M&A Costs, partially offset by a decrease in share-based compensation primarily driven by a decrease in the fair value of cash-settled awards.
IPG Net Earnings for the fourth quarter of 2017 decreased to $21.3 million ($0.36 basic and diluted IPG Net Earnings per share) from $21.7 million ($0.37 basic IPG Net Earnings per share and $0.36 diluted IPG Net Earnings per share) for the fourth quarter of 2016. The decrease was primarily due to an increase in SG&A and an increase in manufacturing facility closures, restructuring and other related charges primarily driven by the non-recurrence of the benefit from Insurance Proceeds in the fourth quarter of 2016, partially offset by a decrease in income tax expense and an increase in foreign exchange gains. The increase in SG&A was mainly due to an increase in share-based compensation primarily driven by an increase in the fair value of cash-settled awards, additional SG&A resulting from the Cantech Acquisition and an increase in M&A Costs.
Adjusted EBITDA is a non-GAAP financial measure defined and reconciled to net earnings, the most directly comparable GAAP financial measure, later in this document (please see "Non-GAAP Financial Measures", "EBITDA and Adjusted EBITDA" and "EBITDA and Adjusted EBITDA Reconciliation to Net Earnings" below). The Company includes adjusted EBITDA in this MD&A because it believes it improves the period-to-period comparability of the Company’s results and provides investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. As of September 30, 2017, the Company modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts presented have been conformed to the current definition of adjusted EBITDA.
Adjusted EBITDA increased to $129.6 million for the year ended December 31, 2017 from $122.0 million for the year ended December 31, 2016. The increase was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee related costs to support growth initiatives in the business.
Adjusted EBITDA increased to $35.7 million for the fourth quarter of 2017 from $35.6 million for the fourth quarter of 2016. The increase was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by the non-recurrence of $8.1 million in Insurance Proceeds.

(1)
"Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017. "Powerband Acquisition" refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016.

(2)
"South Carolina Flood" refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively. "South Carolina Commissioning Revenue Reduction" refers to the sales attributed to the commissioning efforts of production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the respective property, plant and equipment. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures. "South Carolina Duplicate Overhead Costs" refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the Blythewood, South Carolina greenfield manufacturing facility.

Other Highlights
On March 7, 2018, the Board of Directors declared a dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018.
In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure of the Fairless Hills, Pennsylvania manufacturing facility ("TaraTape Closure") and integration, which was in line with the Company's previous guidance of between $4 and $6 million of additional adjusted EBITDA.
Cantech Acquisition
On July 1, 2017, the Company acquired substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec for an aggregate purchase price of $67.0 million, net of cash acquired. Cantech unaudited revenues for the twelve months ended March 31, 2017 were estimated at $61 million. The purchase price was financed with funds available under the Revolving Credit Facility (defined later in this document). The Cantech Acquisition has enhanced, and is expected to further enhance and extend, the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US and Europe.
The impact of the Cantech Acquisition on the Company's earnings was as follows (in millions of US dollars, unaudited):

	Three months ended	July 1, 2017 through
	December 31, 2017	December 31, 2017
	$	$
Revenue	16.5	32.4
Net earnings	1.0	0.1
The Cantech Acquisition contributed $0.1 million to net earnings in 2017 primarily due to normal profitability reduced by non-cash purchase price accounting adjustments. The integration process, although in its early stages, is currently proceeding as planned. The Company previously communicated that annualized synergies, excluding tax savings, were expected to be between

$2 and $3 million by the end of 2019. However, based on a promising experience to date, the Company increased this range to between $2 and $4 million by the end of 2019.

Capstone Partnership
On June 23, 2017, as one of the initial steps in the establishment of the partnership in Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone"), the Company purchased substantially all of the issued and outstanding shares of Capstone ("Capstone Partnership") for cash consideration of $5.1 million, funded primarily from the Revolving Credit Facility. The principal purpose of the Capstone Partnership is to provide the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration.
The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (doing business as "Airtrax"). Airtrax manufactures and sells woven products that are used in various applications, including applications in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds available under the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company has already made several payments toward additional investment during its period of ownership, and expects to make one further payment at completion of the in kind contribution. Airtrax’s unaudited revenues for the twelve months ended March 31, 2017 were approximately $11 million.
On July 19, 2017, the non-controlling shareholders of Capstone acquired additional shares of Capstone for cash consideration of approximately $0.2 million.
On August 8, 2017, the Company purchased additional shares of Capstone for cash consideration of $5.1 million funded primarily from the Revolving Credit Facility.
The majority of the Company’s total expected cash consideration of approximately $13 million is expected to be used by Capstone to partially finance the construction of a greenfield manufacturing facility which is expected to cost approximately $30 million ("Capstone Greenfield Project"). The remaining balance is expected to be financed utilizing debt. The purpose of the Capstone Greenfield Project is to create new capacity in Capstone in order to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project has begun and is proceeding as planned to date. Commercial operations are expected to commence in the first half of 2019. The Company expects an after-tax internal rate of return in excess of the Company’s after-tax hurdle rate of 15% on the Capstone Greenfield Project.
The Company has already realized some savings related to products now sourced from AirTrax and expects to achieve attractive synergies, both in terms of higher profitability on the Company’s current woven products sales volume and additional revenue opportunities as a result of an improved competitive position in the woven products market, beginning once commercial operations at the Capstone Greenfield Project have commenced.
Powerband Acquisition
As part of the Powerband Acquisition in 2016, the Company entered into various option agreements with the non-controlling shareholders for the transfer of Powerband shares under certain limited circumstances. On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity as of December 31, 2017. As of March 7, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet. The Company continues to prepare for the upcoming exit by the non-controlling shareholders including the appointment of a local senior management team to succeed the non-controlling shareholders, who were also operating the business. In light of this transition, the Company has reevaluated and extended the timeline for the completion of the Powerband Investment Project (1) to the first half of 2019 with the same expected total project expenditures of approximately $20 million.

(1)	“Powerband Investment Project” refers to plans to expand capacity by investing in the construction of a greenfield manufacturing facility in India.

Outlook

The Company's expectations for the fiscal year and first quarter of 2018 are as follows:

•
Revenue growth in 2018 is expected to be similar to that experienced in 2017, excluding the impact of any merger and acquisitions activity that takes place in 2018, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2018 is expected to be between $135 and $145 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018, as a result of the Tax Cuts and Jobs Act (“TCJA”) enacted into law in the United States on December 22, 2017. The TCJA, among other things, lowered the US statutory corporate tax rate from 35% to 21% and enhanced and extended through 2026 the option to claim accelerated depreciation deductions on qualified property (“bonus depreciation”).

•	Revenue in the first quarter of 2018 is expected to be greater than in the first quarter of 2017.

•	Adjusted EBITDA in the first quarter of 2018 is expected to be greater than in the first quarter of 2017, excluding the benefit of the Insurance Proceeds recorded in the first quarter of 2017.
Results of Operations
Revenue
Revenue for the year ended December 31, 2017 totalled $898.1 million, an $89.3 million or 11.0% increase from $808.8 million for the year ended December 31, 2016, primarily due to:

•	Additional revenue of $49.9 million due to the Acquisitions; and

•
An increase in average selling price, including the impact of product mix, of approximately 4.6% or $37.1 million primarily due to a favourable product mix variance in the Company’s tape, woven, and film product categories.

Revenue for the year ended December 31, 2016 totalled $808.8 million, a $26.9 million or 3.4% increase from $781.9 million for the year ended December 31, 2015, primarily due to:

•	Additional revenue of $31.3 million due to the BP Acquisition Corporation ("Better Packages"), RJM Manufacturing, Inc. ("TaraTape") and Powerband acquisitions;

•
An increase in sales volume, excluding the above named acquisitions, of approximately 1.7% or $13.3 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings; and

•	growth in the building and construction market;
Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood; and

•	A lower South Carolina Commissioning Revenue Reduction of $4.6 million in 2016 as compared to $11.0 million in 2015;
Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.9% or $22.3 million primarily due to:

•	an unfavourable product mix variance primarily in the Company’s woven and tape product categories;

•	lower selling prices mainly driven by lower petroleum-based raw material costs; and

•	an unfavourable foreign exchange impact ("FX impact") of approximately $2.0 million.
Revenue for the fourth quarter of 2017 totalled $237.4 million, a $27.5 million or 13.1% increase from $209.9 million for the fourth quarter of 2016, primarily due to:
•Additional revenue of $15.0 million primarily due to the Cantech Acquisition;

•	An increase in average selling price, including the impact of product mix, of approximately 4.5% or $9.3 million primarily due to:

•	a favourable product mix variance in the Company’s tape, woven, and film product categories; and

•	price increases in film, woven and certain tape product sales; and

•
An increase in sales volume, excluding the Acquisitions, of approximately 2.3% or $4.8 million primarily due to an increase in demand for certain tape products. The Company believes that the increase in demand was primarily due to growth in e-commerce and additional North American revenue opportunities as a result of an improved competitive position due to the Powerband Acquisition.
Revenue for the fourth quarter of 2017 totalled $237.4 million, a $6.0 million or 2.5% decrease from $243.4 million for the third quarter of 2017, primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 4.7% or $11.4 million primarily due to:

•	an unfavourable product mix variance primarily in the Company’s tape products, primarily due to increased sales of carton sealing tape products;
Partially offset by:

•	price increases in certain tape and film products.
Partially offset by:

•
An increase in sales volume, excluding the Acquisitions, of approximately 2.5% or $6.0 million primarily due to an increase in demand for certain tape products. The Company believes that the increase in demand was primarily due to growth in e-commerce and additional North American revenue opportunities as a result of an improved competitive position due to the Powerband Acquisition.

Gross Profit and Gross Margin
Gross profit totalled $201.4 million for the year ended December 31, 2017, a $9.9 million or 5.2% increase from $191.5 million for the year ended December 31, 2016. Gross margin was 22.4% in 2017 and 23.7% in 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit from the Acquisitions, and a favourable product mix variance. These favourable items were partially offset by a reduction in Insurance Proceeds from $12.6 million recorded in 2016 to $2.1 million recorded in 2017, certain manufacturing production inefficiencies occurring mainly in older facilities and stronger manufacturing capacity utilization in 2016.

•
Gross margin decreased primarily due to a reduction in Insurance Proceeds, certain manufacturing production inefficiencies occurring in 2017 mainly in older facilities and stronger manufacturing capacity utilization in 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $191.5 million for the year ended December 31, 2016, a $23.5 million or 14.0% increase from $168.0 million for the year ended December 31, 2015. Gross margin was 23.7% in 2016 and 21.5% in 2015.

•
Gross profit increased primarily due to Insurance Proceeds of $12.6 million, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and additional gross profit from the Better Packages, TaraTape and Powerband acquisitions. These favourable items were partially offset by the negative impact of the South Carolina Flood, an unfavourable product mix variance, and the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•
Gross margin increased primarily due to Insurance Proceeds, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs. These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

Gross profit totalled $54.0 million for the fourth quarter of 2017, a $0.3 million or 0.5% increase from $53.7 million for the fourth quarter of 2016. Gross margin was 22.8% in the fourth quarter of 2017 and 25.6% in the fourth quarter of 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, a favourable product mix variance, and additional gross profit from the Acquisitions. These favourable items were partially offset by the non-recurrence of Insurance Proceeds of $8.1 million recorded in the fourth quarter of 2016.

•
Gross margin decreased primarily due to the non-recurrence of Insurance Proceeds and certain manufacturing production inefficiencies occurring mainly in older facilities. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $54.0 million for the fourth quarter of 2017, a $3.2 million or 6.2% increase from $50.9 million for the third quarter of 2017. Gross margin was 22.8% in the fourth quarter of 2017 and 20.9% in the third quarter of 2017.

•
Gross profit increased primarily due to an increase in the spread between selling prices and raw material costs, additional gross profit from the Acquisitions, and the increase in sales volume. These favourable items were partially offset by an unfavourable product mix variance.

•
Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs and the non-recurrence of the dilutive impact of the Cantech Acquisition in the third quarter of 2017 resulting mainly from non-cash purchase price accounting adjustments.

Selling, General and Administrative Expenses
SG&A totalled $107.6 million for the year ended December 31, 2017, a $5.0 million or 4.9% increase from $102.6 million for the year ended December 31, 2016. The increase was primarily due to additional SG&A resulting from the Acquisitions and an increase in M&A Costs, partially offset by a decrease in share-based compensation of $4.9 million primarily driven by a decrease in the fair value of cash-settled awards.
For the years ended December 31, 2017 and 2016, M&A Costs included in SG&A totalled $5.8 million and $2.4 million, respectively.
SG&A totalled $102.6 million for the year ended December 31, 2016, an $18.5 million or 22.0% increase from $84.1 million for the year ended December 31, 2015. The increase was primarily due to (i) an increase in share-based and variable compensation expenses, (ii) an increase in employee related costs primarily to support growth initiatives in the business, (iii) additional SG&A resulting from the Acquisitions and (iv) a provision for the settlement of the outstanding litigation with the Company’s former Chief Financial Officer ("CFO") recorded in the third quarter of 2016 ("Litigation Settlement").
As a percentage of revenue, SG&A expenses represented 12.0%, 12.7% and 10.8% for 2017, 2016 and 2015, respectively.
SG&A for the fourth quarter of 2017 totalled $34.1 million, an $8.6 million or 33.4% increase from $25.6 million for the fourth quarter of 2016. The increase was primarily due to (i) an increase in share-based compensation of $4.7 million primarily driven by an increase in the fair value of cash-settled awards, (ii) additional SG&A resulting from the Cantech Acquisition and (iii) an increase in M&A Costs.
SG&A for the fourth quarter of 2017 increased $15.4 million or 81.8% from $18.8 million for the third quarter of 2017 primarily due to an increase in share-based compensation of $14.6 million primarily driven by an increase in the fair value of cash-settled awards.
For the third and fourth quarters of 2017 and the fourth quarter of 2016, M&A Costs included in SG&A totalled $0.6 million, $1.9 million and $0.3 million, respectively.
Research Expenses
The Company's research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. Research expenses totalled $11.6 million for the year ended December 31, 2017, a $0.8 million or 7.5% increase from $10.8 million for the year ended December 31, 2016. Research expenses totalled $10.8 million for the year ended December 31, 2016, a $1.3 million or 14.1% increase from $9.5 million for the year ended December 31, 2015. The increase in both periods was primarily to support product development initiatives.
Research expenses for the fourth quarter of 2017 totalled $2.9 million, a $0.3 million or 10.5% decrease from $3.2 million for the fourth quarter of 2016, and a $0.2 million or 6.6% decrease from $3.1 million for the third quarter of 2017.
As a percentage of revenue, research expenses represented 1.3%, 1.3% and 1.2% for 2017, 2016 and 2015, respectively.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $1.4 million for the year ended December 31, 2017, a $1.0 million decrease from $2.4 million for the year ended December 31, 2016. The decrease was primarily due to a reduction in charges associated with the TaraTape Closure and the South Carolina Flood. These decreases were partially offset by the non-recurrence of the benefit from Insurance Proceeds received in 2016 and other small scale restructuring initiatives in 2017 associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility.
Manufacturing facility closures, restructuring and other related charges totalled $2.4 million for the year ended December 31, 2016, a $1.3 million decrease from $3.7 million for the year ended December 31, 2015. The decrease was primarily due to (i) the benefit from Insurance Proceeds, (ii) a reduction in South Carolina Flood charges, and (iii) a reduction in charges associated with other restructuring initiatives mostly due to the non-recurrence of termination benefits. These decreases were partially offset by

TaraTape Closure charges of $6.0 million which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. The charges recorded in 2016 for the South Carolina Flood primarily included site clean-up, damage to property resulting in asset impairments and insurance claim preparation costs totalling approximately $4.9 million. These charges were offset by Insurance Proceeds of $9.8 million for a net benefit of $4.9 million.
Manufacturing facility closures, restructuring and other related charges totalled $0.5 million for the fourth quarter of 2017, an $8.2 million increase from $7.7 million in recoveries for the fourth quarter of 2016. The increase was primarily due to the non-recurrence of the benefit from Insurance Proceeds of $9.3 million in the fourth quarter of 2016.
Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2017 increased $0.3 million from $0.2 million for the third quarter of 2017.
Finance Costs (Income)
Finance costs for the year ended December 31, 2017 totalled $3.8 million, a $1.2 million or 23.1% decrease from $5.0 million for the year ended December 31, 2016. Finance income for the fourth quarter of 2017 totalled $2.2 million, a $3.4 million or 273% increase from finance costs of $1.3 million for the fourth quarter of 2016, and a $5.1 million or 175% increase from finance costs of $2.9 million for the third quarter of 2017. The change in all periods was primarily due to an increase in foreign exchange gains and the Powerband non-controlling interest put options valuation remeasurement (refer to Note 21 in the Company’s Financial Statements for more information regarding the options). These favourable impacts were partially offset by an increase in interest expense as a result of higher average debt outstanding and increases in London Interbank Offered Rates ("LIBOR") rates in 2017.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements from time to time. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
On December 22, 2017, the TCJA was enacted into law in the US. The TCJA significantly changes the previously existing US tax laws and includes numerous provisions that have had an immediate effect on the Company’s business, and will affect certain aspects of the Company's business going forward. These changes include, but are not limited to, a reduction in the statutory corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. The Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Income tax expense (benefit)	(2.5)	9.7	13.0	19.6	11.0
Earnings before income tax expense (benefit)	18.7	31.4	77.0	70.7	67.7
Effective tax rate	(13.2)%	31.0%	16.9%	27.7%	16.2%
The decrease in the effective tax rate for 2017 compared to 2016 is primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate.
The increase in the effective tax rate for 2016 compared to 2015 is primarily due to (i) the non-recurrence of the tax benefits recorded in 2015 to recognize previously derecognized Canadian deferred tax assets, (ii) the non-recurrence of the tax benefits recorded in 2015 to decrease the deferred tax liability related to previously impaired property, plant and equipment, and (iii) an unfavourable change in the mix of earnings between jurisdictions

As compared to the fourth quarter of 2016, the effective tax rate for the fourth quarter of 2017 decreased primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate.
IPG Net Earnings
IPG Net Earnings totalled $64.2 million for the year ended December 31, 2017, a $13.1 million increase from $51.1 million for the year ended December 31, 2016. The increase was primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in SG&A.
IPG Net Earnings totalled $51.1 million for the year ended December 31, 2016, a $5.6 million decrease from $56.7 million for the year ended December 31, 2015. The decrease was primarily due to increases in SG&A and income tax expense, partially offset by an increase in gross profit. The Company estimates that its IPG Net Earnings for 2016 were positively impacted by the South Carolina Flood by approximately $2.3 million as a result of Insurance Proceeds totalling $22.4 million offsetting the negative net earnings impact of the South Carolina Flood.
IPG Net Earnings for the fourth quarter of 2017 totalled $21.3 million, a $0.4 million decrease from $21.7 million for the fourth quarter of 2016. The decrease was primarily due to an increase in SG&A and an increase in manufacturing facility closures, restructuring and other related charges primarily driven by the non-recurrence of the benefit from Insurance Proceeds in the fourth quarter of 2016. These unfavourable impacts were partially offset by a decrease in income tax expense and an increase in foreign exchange gains.
IPG Net Earnings for the fourth quarter of 2017 increased $2.1 million from $19.2 million for the third quarter of 2017. The increase was primarily due to a decrease in income tax expense and increases in foreign exchange gains and gross profit, partially offset by an increase in SG&A.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, leverage ratio and free cash flows (please see "Cash Flows" below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
EBITDA, Adjusted EBITDA and Leverage Ratio
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates.

Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
The Company defines leverage ratio as borrowings less cash divided by adjusted EBITDA. The term "leverage ratio" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level. In addition, leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor the Company's liquidity level and evaluate its capacity to deploy capital to meet its strategic objectives.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Net earnings	21.2	21.7	64.0	51.1	56.7
Interest and other finance costs (income)	(2.2)	1.3	3.8	5.0	3.2
Income tax expense (benefit)	(2.5)	9.7	13.0	19.6	11.0
Depreciation and amortization	9.9	8.7	36.1	31.0	30.9
EBITDA	26.4	41.3	117.0	106.7	101.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.5	(7.7)	1.4	2.4	3.7
M&A Costs	2.2	0.3	7.5	2.4	2.0
Share-based compensation expense	6.4	1.6	3.3	8.2	3.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.2	0.1	0.2	0.2	(5.8)
Loss (gain) on disposal of property, plant and equipment	—	—	0.3	0.1	(0.8)
Other Item: Litigation Settlement	—	—	—	1.9	—
Adjusted EBITDA (1)	35.7	35.6	129.6	122.0	104.0

(1)	Prior period amounts presented have been conformed to the current definition of adjusted EBITDA which excludes M&A Costs.

Adjusted EBITDA for the year ended December 31, 2017 totalled $129.6 million, a $7.6 million or 6.2% increase from $122.0 million for the year ended December 31, 2016, primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee related costs to support growth initiatives in the business.

Adjusted EBITDA totalled $122.0 million for the year ended December 31, 2016, an $18.0 million or 17.3% increase from $104.0 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A.
Adjusted EBITDA totalled $35.7 million for the fourth quarter of 2017, a $0.1 million or 0.2% increase from $35.6 million for the fourth quarter of 2016, primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by the non-recurrence of $8.1 million in Insurance Proceeds.

Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")
IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) attributable to Company shareholders. IPG Comprehensive Income totaled $69.8 million for the year ended December 31, 2017, a $17.4 million or 33.3% increase from $52.4 million for the year ended December 31, 2016. The increase was primarily due to higher IPG Net Earnings in 2017 as well as an increase in favourable cumulative translation adjustments in 2017.
IPG Comprehensive Income totaled $52.4 million for the year ended December 31, 2016, a $6.7 million or 14.6% increase from $45.7 million for the year ended December 31, 2015. The increase was primarily due to favourable cumulative translation adjustments in 2016 compared to unfavourable cumulative translation adjustments in 2015, partially offset by lower IPG Net Earnings in 2016.
Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2017 that could result in payments by the Company up to an aggregate of $16.3 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2018.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $29.3 million as of December 31, 2017. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2017, the Company had on hand $8.3 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through March 2019 totalling approximately $15.3 million as of December 31, 2017. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $8.9 million as of December 31, 2017 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $11.6 million over the remaining term of the contract.
Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.5 million as of December 31, 2017. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2021 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.8 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2017. Key personnel remuneration includes: short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits, share-based compensation, and termination benefits. Total key personnel remuneration included in the statement of consolidated earnings totalled $6.0 million for the year ended December 31, 2017, a decrease of $4.3 million from $10.3 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in share-based compensation mainly driven by a decrease in fair value of cash-settled awards.
Working Capital
The Company experiences some business seasonality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to higher sales and inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 61 for the year ended December 31, 2017 from 60 for the year ended December 31, 2016. Days Inventory increased to 65 for the fourth quarter of 2017 from 63 in the fourth quarter of 2016. Inventories totalled $128.2 million as of December 31, 2017, a $24.8 million increase from $103.5 million as of December 31, 2016. The increase was primarily due to additional inventory resulting from the Cantech Acquisition and an increase in raw material costs. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cost of sales (1)	$183.4	$156.2	$696.7	$617.3
Days in period	92	92	365	366
Cost of sales per day (1)	$1.99	$1.70	$1.91	$1.69
Average inventory (1)	$129.1	$107.1	$115.9	$102.0
Days inventory	65	63	61	60
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 43 for the year ended December 31, 2017 from 41 for the year ended December 31, 2016. DSO increased to 41 in fourth quarter of 2017 from 39 in the fourth quarter of 2016. Trade receivables totalled $106.6 million as of December 31, 2017, a $16.5 million increase from

$90.1 million as of December 31, 2016. The increase was primarily due to an increase in the amount and timing of revenue invoiced later in the fourth quarter of 2017 as compared to later in the fourth quarter of 2016, including the impact of the Cantech Acquisition. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenue (1)	$237.4	$209.9	$898.1	$808.8
Days in period	92	92	365	366
Revenue per day (1)	$2.58	$2.28	$2.46	$2.21
Trade receivables (1)	$106.6	$90.1	$106.6	$90.1
DSO	41	39	43	41
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of US dollars
Accounts payable and accrued liabilities totalled $104.8 million as of December 31, 2017, an increase of $6.8 million from $98.0 million as of December 31, 2016. The increase was primarily due to the impact of the Cantech Acquisition and the timing of payments for inventory and SG&A.
Liquidity and Borrowings
On June 9, 2017, the Company amended its $300.0 million revolving credit facility with a syndicate of financial institutions ("Revolving Credit Facility") to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility’s credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility if needed, subject to the credit agreement’s existing terms and lender approval.
The Company relies upon cash flows from operations and funds available under its Revolving Credit Facility to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash, and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of December 31, 2017, the Revolving Credit Facility’s outstanding balance amounted to $272.5 million, which consisted of $256.2 million of borrowings and $16.3 million of standby letters of credit. This resulted in loan availability of $177.5 million. In addition, the Company had $9.1 million of cash, yielding total cash and loan availability of $186.6 million as of December 31, 2017 as compared to total cash and loan availability of $158.2 million as of December 31, 2016.
The Revolving Credit Facility is priced primarily on the LIBOR rate for US Dollar-denominated loans, or other floating rates for revolving credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points (175 basis points as of December 31, 2017 and 150 basis points as of December 31, 2016) and any mandatory costs. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. As of December 31, 2017, $181.0 million of borrowings was priced at 30-day US Dollar LIBOR, $74.3 million priced at 30-day Canadian Dollar Offering Rate (“CDOR”), and $0.9 million priced at US Prime Rate. As of December 31, 2016, the full $161.0 million of borrowings was priced at 30-day US dollar LIBOR.

As of December 31, 2017, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million (this was increased from $50.0 million under the January 2017 amendment to the Revolving Credit Facility) and any amounts not expended in the current year may not be carried over to the following year. Prior to the January 2017 amendment, any portion of the allowable $50.0 million related to capital expenditures which was not expended in the current year could be carried over for expenditure in the following year but not carried over to any subsequent year thereafter.
The Company was in compliance with all three financial covenants which were 2.16, 8.77 and $85.3 million, respectively, as of December 31, 2017.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2017 and 2016 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2017 and 2016 working capital items appropriately exclude these effects.
Cash flows from operating activities decreased in the year ended December 31, 2017 by $16.0 million to $92.1 million from $108.1 million in the year ended December 31, 2016, primarily due to cash flows from working capital items. Cash flows from working capital items decreased primarily due to (i) a decrease in accounts payable and accrued liabilities resulting from the timing of payments near the end of 2017 compared to the end of 2016 and the cash-settlement of share-based compensation awards in 2017, (ii) a greater increase in inventory mainly due to an increase in raw material costs in the fourth quarter of 2017 compared to the fourth quarter of 2016, and (iii) a decrease in provisions resulting primarily from settlements for restoration obligations and termination benefits associated with manufacturing facility closures in 2017.
Cash flows from operating activities increased in the year ended December 31, 2016 by $5.9 million to $108.1 million from $102.3 million in the year ended December 31, 2015, primarily due to an increase in operating profit, partially offset by an increase in trade receivables largely due to an increase in the amount of revenue invoiced in the fourth quarter of 2016 compared to the fourth quarter of 2015.
Cash flows from operating activities decreased in the fourth quarter of 2017 by $5.7 million to $59.3 million from $65.0 million in the fourth quarter of 2016 primarily due to a decrease in operating profit and less of a decrease in inventories resulting mainly from an increase in raw material costs in the fourth quarter of 2017 compared to the fourth quarter of 2016. These changes were partially offset by a greater decrease in trade receivables and a greater increase in accounts payable and accrued liabilities as discussed in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the year ended December 31, 2017 by $61.1 million to $152.9 million from $91.8 million in the year ended December 31, 2016, primarily due to higher capital expenditures as well as the Cantech Acquisition and Capstone Partnership in 2017 for a total of $67.0 million, compared to the Powerband Acquisition in 2016 for $41.9 million.
Cash flows used for investing activities increased in the year ended December 31, 2016 by $32.6 million to $91.8 million from $59.2 million in the year ended December 31, 2015, primarily due to higher capital expenditures as well as the Powerband Acquisition in September 2016 for $41.9 million, compared to the Better Packages and TaraTape acquisitions of $26.2 million.
The increase in capital expenditures in both 2016 and 2017 was primarily related to the Midland, North Carolina greenfield manufacturing facility and other initiatives discussed in the section entitled "Capital Resources" below.
Cash flows used for investing activities increased in the fourth quarter of 2017 by $1.5 million to $15.5 million from $14.0 million in the fourth quarter of 2016, primarily due to purchases of software related intangible assets.
Cash flows from financing activities increased in the year ended December 31, 2017 by $59.3 million to an inflow of $47.7 million from an outflow of $11.5 million in the year ended December 31, 2016, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares.
Cash flows used in financing activities decreased in the year ended December 31, 2016 by $19.7 million to $11.5 million from $31.2 million in the year ended December 31, 2015, primarily due to a decrease in repurchases of common shares, partially offset by a decrease in net borrowings and an increase in dividends paid.

Cash flows used in financing activities increased in the fourth quarter of 2017 by $20.3 million to $55.2 million from $34.9 million in the fourth quarter of 2016, primarily due to an increase in net repayments of debt in the fourth quarter of 2017.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
Free cash flows decreased in the year ended December 31, 2017 by $51.3 million to $6.8 million from $58.2 million in the year ended December 31, 2016 due to an increase in capital expenditures and a decrease in cash flows from operating activities.
Free cash flows decreased in the year ended December 31, 2016 by $9.8 million to $58.2 million from $68.0 million in the year ended December 31, 2015 primarily due to an increase in capital expenditures.
Free cash flows decreased in the fourth quarter of 2017 by $5.5 million to $45.3 million from $50.8 million in the fourth quarter of 2016, primarily due to a decrease in cash flows from operating activities.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Cash flows from operating activities	59.3	65.0	92.1	108.1	102.3
Less purchases of property, plant and equipment	(14.0)	(14.2)	(85.3)	(50.0)	(34.3)
Free cash flows	45.3	50.8	6.8	58.2	68.0
Capital Resources
Capital expenditures totalled $14.0 million and $85.3 million in the three months and year ended December 31, 2017, respectively, as funded by the Revolving Credit Facility and cash flows from operating activities. Capital expenditures for the year ended December 31, 2017 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the completed Midland, North Carolina manufacturing facility and an initiative to further expand capacity at this facility ("Midland Expansion Project"), the Capstone Greenfield Project, the advance completion of the stretch film capacity expansion at the Danville, Virginia manufacturing facility ("Stretch Film Project"), the Powerband Investment Project and various other initiatives and maintenance needs. All of the strategic and growth initiatives are currently expected to yield an after-tax internal rate of return greater than 15%.
The Midland, North Carolina manufacturing facility began commissioning production lines in the third and fourth quarters of 2017 and is now substantially completed. The Company continues to fine-tune the related production processes as per the scheduled ramp-up plan. In addition, trial production on the Stretch Film Project in the beginning of November 2017 was successful, resulting in the advance completion of the project which was originally expected to be operational by mid-2018. The Company also successfully completed the shrink film capacity expansion at the Portugal manufacturing facility ("Portuguese Shrink Film Project") in 2017. In all of these projects, the Company achieved or surpassed the related timeline and budget goals.
The Company continues to work on the reformulation of masking tape produced in the Blythewood, South Carolina manufacturing facility. Currently, the Company has validated one of the masking tape products with overseas customers and has begun customer trials on the second masking tape product. Beginning in February 2018, the Company commercialized post-South Carolina Flood stencil production on the second of two stencil products based on positive customer feedback. The Company will continue work on initiatives to improve the efficiency of these production processes and aggressively pursue opportunities to recapture lost sales. The related capital expenditures in 2017 were minimal.
The Company made significant progress on other major initiatives during 2017, including the expansion of the Company's specialty tape product offering ("Specialty Tape Project") and the shrink film capacity expansion at the Tremonton, Utah manufacturing facility ("Utah Shrink Film Project"), for which revised estimates of completion and future expenditure levels, as well as capital expenditures to date, are summarized in the table below (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2017	2018	Total Project	Completion Date
	$	$	$
Ongoing Initiatives:
Capstone Greenfield Project (1) (2)	8.4	20-24	28-32	First half of 2019
Powerband Investment Project (1)	7.3	9-11	18-20	First half of 2019
Midland Expansion Project	5.4	9-10	14-16	Early 2019
Utah Shrink Film Project	2.3	6-7	9-10	End of 2018 (3)
Specialty Tape Project	2.5	1-2	6-7	Early 2018
Initiatives Completed in 2017:
Midland, North Carolina manufacturing facility	29.6	—	47.6
Stretch Film Project	9.6	—	11.0
Portuguese Shrink Film Project (2)	1.0	—	10.6

(1)	Subject to FX impact.

(2)	Excluding any government subsidies.

(3)	Extension from original completion estimate of end of 2017 primarily due to a supplier delivery delay.
Capital expenditures to support maintenance needs generally range from $12 to $15 million annually.
In addition, the Company had commitments to suppliers to purchase machinery and equipment totalling approximately $29.3 million as of December 31, 2017, primarily to support the initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operating activities.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2017 are summarized in the following table (in millions of US dollars):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	272.3	10.3	258.4	2.2	1.4
Standby letters of credit (2)	16.3	16.3	—	—	—
Finance lease obligations (3)	9.5	4.9	1.5	3.1	—
Pensions, post-retirement and other long-term employee benefit plans (4)	6.9	6.9	—	—	—
Operating lease obligations	11.3	4.1	3.9	2.0	1.3
Equipment purchase commitments	29.3	29.3	—	—	—
Utilities contract obligations (5)	26.3	6.6	11.9	5.1	2.8
Raw material purchase commitments (6)	23.6	22.4	1.2	—	—
Other obligations (7)	5.5	2.3	2.0	0.1	1.1
Total	401.0	103.1	278.9	12.4	6.5

(1)
"Less than 1 year" represents those payments due in 2018, "1-3 years" represents those payments due in 2019 and 2020, "3-5 years" represents those payments due in 2021 and 2022, while "After 5 years" includes those payments due in later years.

(2)	Refer to the previous section entitled "Liquidity and Borrowings" and Note 13 in the Company’s Financial Statements for a complete discussion of borrowings.

(3)	The figures in the table above include interest expense included in minimum lease payments of $0.6 million.

(4)
Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the amount the Company expects to contribute in 2018. Defined benefit plan contributions beyond 2018 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2017 to be paid in 2018. Certain defined contribution plan contributions beyond 2018 are not determinable since contribution to the plan is at the discretion of the Company.
Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. The amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, is not included in the table above. As of December 31, 2017, obligations under the deferred compensation plan totalled $0.9 million.
Refer to Note 17 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)
Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements now or in the future.

(6)
Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements now or in the future.

(7)
Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, and (iii) termination benefits primarily related to the TaraTape Closure and the Columbia, South Carolina manufacturing facility closure. Refer to Note 14 in the Company’s Financial Statements for a complete discussion of provisions and contingent liabilities. Also included in other obligations are standby letters of credit discussed above in the section entitled "Liquidity and Borrowings". In addition, other obligations include the aggregate intrinsic value as of December 31, 2017 of outstanding vested stock appreciation rights expiring in less than 1 year. The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. As of December 31, 2017, the aggregate intrinsic value of outstanding vested DSUs was $2.8 million. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.

Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.
Capital Stock and Dividends
As of December 31, 2017, there were 58,799,910 common shares of the Company outstanding.
During the year ended December 31, 2017, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8.3
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8.4
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8.2
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8.4

On March 7, 2018, the Board of Directors declared a dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018.

Since the dividend policy was reinstated in August 2012, the Company has paid $137.8 million in cumulative dividends, of which $33.2 million was paid in 2017.

The dividends paid in 2017 and payable in 2018 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).

On February 17, 2017, the Board of Directors approved amendments to the Performance Share Unit ("PSU") plan and Deferred Share Unit ("DSU") plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendments, the Company remeasured the fair value of the awards on the amendment date and will continue to do so, prospectively at each reporting period end date and at award settlement, and present the cash-settled awards as a liability in the consolidated balance sheets. Changes in the fair value of the liability are reflected in earnings in SG&A. Prior to the amendment, PSUs and DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
The table below summarizes share-based compensation activity that occurred during the three months and year ended December 31:

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Equity-settled
Stock options exercised	—	415,000	226,875	540,000
Cash proceeds (in millions of US dollars)	—	$0.7	$1.4	$1.6
Cash-settled
Stock Appreciation Rights exercised	—	40,000	13,250	422,202
PSUs granted	—	30,161	358,386	422,733
PSUs added by performance factor (1)	—	—	69,600	—
PSUs settled	—	—	208,800	—
DSUs granted	—	—	48,179	52,665
Cash settlements (in millions of US dollars)	—	$0.5	$4.3	$4.0
Share-based compensation expense (in millions of US dollars)	$6.4	$1.6	$3.3	$8.2

(1)
On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014, which had been earned and vested. The number of PSUs earned was 150% of the grant amount based on the TSR ranking versus a specified peer group of companies as of June 11, 2017.

On July 17, 2017, the Company renewed the normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve month period ending July 16, 2018. As of December 31, 2017 and March 7, 2018, 3,512,700 shares remained available for repurchase under the NCIB.

The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 13, 2017 and July 9 , 2016, respectively.
The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,			Year ended December 31,
	2017		2016	2017		2016
Common shares repurchased	71,800		—	487,300		147,200
Average price per common share including commissions	CDN$	17.85	—	CDN$	18.88	CDN$	15.77
Total purchase price including commissions (1)		$1.0	$—		$7.5		$1.7

(1)	In millions of US dollars
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded deficit of $29.3 million as of December 31, 2017 as compared to $30.8 million as of December 31, 2016. The decrease was primarily due to an increase in the fair value of plan assets resulting from favourable investment performance and an increase in employer contributions from $1.4 million in 2016 to $4.2 million in 2017. The favourable change in plan assets was partially offset by an increase in the net present value of the liability mainly due to losses arising from changes in actuarial assumptions including a decrease in the weighted average discount rate at year-end from 3.87% and 4.00% for US and Canadian plans, respectively, as of December 31, 2016 to 3.55% and 3.50%

for US and Canadian plans, respectively, as of December 31, 2017. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2018. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges. The fair value of the derivative assets totalled $2.1 million as of December 31, 2017.
The terms of the interest rate swap agreements are as follows (in millions of US dollars, except as noted):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.6100
August 18, 2015	August 20, 2018	60.0	Monthly	1.1970
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
July 21, 2017	July 18, 2022	CDN 90.0 (1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2017.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:
Significant Management Judgments

Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Estimation Uncertainty

Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 12 of the Company’s Financial Statements for more information regarding impairment testing.

Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 17 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies
Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.
Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.

Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience, practices and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Share-based payments
The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.
Refer to Note 15 of the Company’s Financial Statements for more information regarding share-based payments.

Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 16 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the second reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company’s consolidated financial statements. Management has chosen the modified retrospective method of adoption, and as a result the 2016 and 2017 comparative periods will not be restated to conform to the new IFRS 15 requirements. Going forward, no significant impact is expected on the statement of consolidated earnings or consolidated balance sheets.

The Company adopted IFRS 9 (2013)- Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company's Financial Statements. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. The impact on the Company's Financial Statements for 2016 and 2017 is insignificant, and management does not expect to restate those results upon adoption of IFRS 9 (2014) on January 1, 2018.

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the Company's Financial Statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the CFO that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Cantech Acquisition on July 1, 2017, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Cantech, and the Company is currently in the process of evaluating and integrating Cantech's historical internal controls over financial reporting with the Company's. During the three months ended December 31, 2017, other than continuing changes to internal control processes resulting from the Cantech Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of December 31, 2017 did not include the Cantech Acquisition consummated during fiscal year 2017. Cantech is included in the Company’s Financial Statements and represents 11% of total assets as of December 31, 2017 and 4% of revenues for the year then ended. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of December 31, 2017 was effective.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2016, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, sales and financial results, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures, working capital requirements, liquidity, the impacts of new accounting standards, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company's manufacturing facility expansions; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.